September 24, 2025

Katie Field
Interim Chief Executive Officer and Executive Director
Akanda Corp.
100 King St. W, Suite 1600
Toronto, ON M5X 1G5 , Canada

        Re: Akanda Corp.
            Registration Statement on Form F-1
            Filed September 18, 2025
            File No. 333-290367
Dear Katie Field:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Samantha M. Guido